EX-99.1

Exhibit 99.1

Cover Letter to Offer to Purchase and Letter of Transmittal

IF YOU DO NOT WANT TO REDEEM YOUR SHARES AT THIS TIME FOR

ANY REASON, INCLUDING IF YOU ARE SUBJECT TO AN AGREEMENT NOT

TO REDEEM YOUR SHARES FOR AN INITIAL HOLDING PERIOD, PLEASE DISREGARD

THIS NOTICE. THIS IS SIMPLY NOTIFICATION OF THE FUND’S TENDER OFFER.

October 18, 2010

Dear Shareholder of the Salient Absolute Return Institutional Fund:

We are writing to inform you of important dates related to the tender offer by the Salient Absolute Return Fund (the “Fund”). If you are not interested in selling your shares of beneficial interest at this time, please disregard this notice and take no action.

Please note that the sale of your shares of beneficial interest may be subject to a 2% Early Redemption Fee if you decide to sell your interests in this offer.

The tender offer period will begin on October 18, 2010 and end on November 19, 2010. The purpose of the tender offer is to provide liquidity to Shareholders. Shares of beneficial interest can be redeemed by means of a tender offer only during one of the Fund’s announced tender offers.

Should you wish to sell any of your shares of beneficial interest during this tender offer period, please complete and return the enclosed Letter of Transmittal (the Tender Offer Form will suffice) which must be received by the Fund’s Investment Adviser, Salient Advisors, L.P. either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by midnight, Central Standard Time, on November 19, 2010. If you do not wish to redeem shares of beneficial interest for any reason, including if you are subject to an agreement not to redeem your shares for an initial holding period, simply disregard this notice. No Action is Required if You Do Not Wish to Redeem at This Time.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call the Support Desk of the Investment Adviser at (800) 725-9456.

Sincerely,

Salient Absolute Return Institutional Fund